Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

July 30, 2014

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews A Share Selections Fund, LLC - File No. 811-22809

Ladies and Gentlemen:

On behalf of the Matthews A Share Selections Fund, LLC (the “Registrant” or the “Company”), we hereby respond to the oral comments provided on April 8, 2013 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s initial Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A filed on March 6, 2013 (the “Initial Registration Statement”). Changes to the Registrant’s disclosure in response to those comments are reflected in its Amendment No. 1 (“Amendment No. 1”) expected to be filed on or about the date of this letter.

The substantial time that has lapsed between the communication of Staff’s comments and this response letter largely related to the need for the Registrant to obtain an exemptive order with respect to various aspects of its intended operations as described in the Initial Registration Statement reviewed by the Staff. Although an application for an exemptive order had been filed before the Staff’s review, the final terms were not sufficiently known to respond adequately to those comments. The Registrant obtained that exemptive order on May 13, 2014 (Rel. No. 31045) (the “Exemptive Order”). Another reason for the delay was to have greater certainty about the Registrant’s ability to invest in the Chinese A share market, which is the purpose of the Registrant. The investment adviser for the Registrant announced on July 9, 2014 that it obtained the Qualified Foreign Institutional Investor (QFII) license issued by the China Securities Regulatory Commission (CSRC) and a US$100 million quota from the Chinese State Administration of Foreign Exchange (SAFE). With the successful completion of those important items, the Registrant is now better able to respond to all the comments provided.

Those comments are repeated below and organized in the same fashion as presented by Ms. Dubey, and are provided in three groups, the Offering Memorandum, the Statement of Additional Information, and other subjects.

Comments to the Offering Memorandum:

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Offering Memorandum that was filed as part of the Initial Registration Statement, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Offering Memorandum.

Securities and Exchange Commission

July 30, 2014

1.	Comment: The Staff notes that the Initial Registration Statement relates to more than one series of the Interests (each, a “Fund,” and collectively, the “Funds”). Please reorganize the disclosure in the Initial Registration Statement such that it is fully consistent with General Instruction C.3(c) of Form N-1A even through the Registrant is registered under only the 1940 Act and is therefore permitted to omit various disclosure items in Form N-1A.

Response: Comment accepted. The Registrant has made the requested revisions.

2.	Comment: Please make a representation to the Staff that after the Exemptive Order is issued, the Registrant will file an amendment to the Initial Registration Statement and afford the Staff an opportunity to review such amendment.

Response: Comment acknowledged. The Registrant hereby represents to the Staff that after the Exemptive Order is issued, the Registrant will file Amendment No. 1 to the Initial Registration Statement and afford the Staff an opportunity to review Amendment No. 1.

3.	Comment: Under the “Risks of Investing in the Funds – Limited Liquidity” section on page 19, please add disclosure to describe the circumstances under which the Board may suspend redemptions or suspend or defer the payment of redemption proceeds.

Response: Comment accepted. The Registrant has added the requested disclosure.

4.	Comment: Please disclose the principal investment strategy and principal risks of each Fund separately instead of integrating that information for all of the Funds.

Response: Comment accepted. The registrant has made the requested revisions to disclose the principal investment strategy and principal risks of each Fund separately.

5.	Comment: Under the “Summary – The Company” section on page 4, (i) with respect to the disclosure in the third paragraph regarding the Investors, please supplementally explain what other entities managed by Matthews, in addition to the Matthews Funds, the UCITS Funds, and the Irish Fund, may become Investors; and (ii) with respect to the disclosure in the fourth paragraph regarding permitted transfers of the Interests, please add disclosure to explain that the Interests may be transferred only to other Qualified Purchasers that are clients of Matthews.

Response: Comment accepted or acknowledged, as applicable. With respect to (i), the Registrant currently does not expect any other entity managed by Matthews to become an Investor. With respect to (ii), the Registrant has added the requested disclosure.

6.	Comment: Under the “Principal Risks of Investment – Industry Concentration Risk” section on page 7, please add disclosure regarding the exemptive relief granted by the Exemptive Order related to industry concentration.

Securities and Exchange Commission

July 30, 2014

Response: Comment accepted. The Registrant has added the requested disclosure.

7.	Comment: Under the “Purchase and Sale of Interests” section on page 7, with respect to the redemption of the Interests, please supplementally confirm whether the disclosure is consistent with the conditions set forth in the application for the Exemptive Order and, if not, please revise the relevant disclosure such that those conditions are complied with.

Response: Comment acknowledged. The Registrant hereby confirms that the relevant disclosure, as revised, is consistent with the conditions set forth in the application for the Exemptive Order, and the Registrant has revised the relevant disclosure to better conform to the language used in the application for the Exemptive Order.

8.	Comment: Under the “Additional Information – Investment Approach” section on page 9, with respect to the disclosure in the fifth paragraph regarding the Funds’ use of leverage, please add disclosure to explain which Fund(s) will, and which Fund(s) will not, use leverage.

Response: Comment accepted. The Registrant has added the requested disclosure to explain that none of the Funds are currently expected to use leverage.

9.	Comment: Under the “Additional Information – Investment Approach” section beginning on page 8, please add disclosure regarding the Funds’ industry concentration policy, if any, and the manner in which industry concentration of each Fund will be evaluated.

Response: Comment accepted. The Registrant has added the requested disclosure to explain that each Fund does not have a concentration policy regarding investments in any industry or group of industries and that any Investing Fund that is a registered investment company will aggregate the corresponding Fund’s holdings with such Investing Fund’s own holdings for purposes of evaluating its concentration policy regarding investments in any industry or group of industries.

10.	Comment: Please disclose the principal investment strategy and the corresponding principal risks of each Fund separately.

Response: Comment accepted. The registrant has made the requested revisions to disclose the principal investment strategy and the corresponding principal risks of each Fund separately.

11.	Comment: The Staff notes that Rule 35d-1 under the 1940 Act, which governs names of investment companies, applies to both the name of the Company and the name of each Fund, unless exemptive relief is granted in the Exemptive Order. Please revise, to the extent necessary, the names of the Funds such that Rule 35d-1 is complied with.

Response: Comment accepted. The Registrant has revised the name of each Fund to comply with Rule 35d-1.

12.	Comment: Given that the Funds do not invest in investments that are tied economically to the United States, Luxembourg or Ireland, please replace “(USA),” “(Lux)” or “(Ire),” as applicable, in the names of the Funds with codes, symbols or other designators to indicate the jurisdiction in which the Investing Fund is formed.

Securities and Exchange Commission

July 30, 2014

Response: Comment accepted. The Registrant has revised the name of each Fund as requested. For example, with respect to the former Matthews Asia Dividend Fund (USA) Series, its name has been changed to Matthews ADF-US Series (or, ADF-LX or ADF-IR, as applicable).

13.	Comment: Please add disclosure to explain that all series of the Interests are series of a U.S. registered investment company but that the Interests of some series are purchased by clients of Matthews in Luxembourg or Ireland, as applicable.

Response: Comment accepted. The Registrant has added disclosure to explain that all series of the Interests are series of a U.S. registered investment company and that additional series of the Interests may be issued in the future to clients of Matthews outside of the U.S., including Luxembourg and Ireland.

14.	Comment: Please add disclosure to explain that with respect to a Fund, the designator used in that Fund’s name applies to the corresponding Investing Fund and not the investments made by that Fund.

Response: Comment accepted. The Registrant has added the requested disclosure.

15.	Comment: The Staff notes that, as stated under the “Additional Information – Risks of Investing in the Funds – Other Risks of Investing in China – Disclosure of Interests and Short Swing Profit Rule” section on page 14, the Company is subject to the shareholder disclosure of interests regulations promulgated by the CSRC and may, under certain circumstances, be required to make public disclosure of the Company’s holding in a listed company. The Staff further notes that Item 16(f) of Form N-1A requires the Company to disclose in the Statement of Additional Information the Company’s policies and procedures and ongoing arrangements with respect to the disclosure of the Company’s portfolio securities. Please revise, to the extent necessary, the disclosure required by Item 16(f) in the Statement of Additional Information to ensure that any public disclosure of the Company’s holding in a listed company required by CSRC rules would be consistent with the Company’s policies and procedures with respect to the disclosure of the Company’s portfolio securities.

Response: Comment accepted. The Registrant has revised the disclosure required by Item 16(f) of Form N-1A in the Statement of Additional Information to ensure that any public disclosure of the Company’s holding in a listed company required by CSRC rules would be consistent with the Company’s policies and procedures with respect to the disclosure of the Company’s portfolio securities.

16.	Comment: Please supplementally confirm that Matthews will comply with Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which governs the custody of funds or securities of clients by an investment adviser, given the proposed naming of accounts in which the assets of the Funds will be held.

Response: Comment acknowledged. The Registrant hereby confirms that Matthews will comply with Rule 206(4)-2 under the Advisers Act.

Securities and Exchange Commission

July 30, 2014

17.	Comment: Please supplementally confirm whether the Exemptive Order provides exemptive relief to each Fund from Section 5(b) of the 1940 Act or otherwise imposes any related diversification requirements on the Funds.

Response: Comment acknowledged. No initial Fund is expected to qualify as diversified for purposes of Section 5(b) of the 1940 Act. Because each Fund will have a unique investment program, Funds in the future may be organized as either diversified or non-diversified management companies depending on the specified investment objective and principal strategies. Neither the Funds nor the Investing Funds have requested or received any exemptive relief from Section 5(b) of the 1940 Act. Therefore, each Fund’s diversification status will be determined based on that Fund’s holdings rather than the aggregate holdings of that Fund and its Investing Fund.

18.	Comment: Under the “Additional Information – Risks of Investing in the Funds – Limited Liquidity” section on page 19, it is stated that “[t]he Board has the authority to suspend redemptions or suspend or defer the payment of redemption proceeds under certain circumstances.” Please revise the relevant disclosure such that any suspension of redemptions will comply with Section 22(e) of the 1940 Act to the extent specific exemptive relief is not otherwise granted by the Exemptive Order.

Response: Comment accepted. The Registrant has revised the relevant disclosure as requested.

19.	Comment: Under the “Additional Information – Management of the Funds – Investment Advisor” section on page 20, please (i) add more specific disclosure for any Investing Fund to which a management fee will be charged; and (ii) file any such advisory agreement as an exhibit.

Response: Comment acknowledged. Matthews currently does not charge a management or advisory fee to any Fund, and a copy of the Advisory Agreement between Matthews and the Company, on behalf of each Fund, will be filed with Amendment No. 1. If in the future a management fee is charged to a new Fund, the details of the management fee arrangement will be disclosed, and an amendment to the Advisory Agreement will be filed.

20.	Comment: As required by Item 10(b) of Form N-1A, please add, under a separate heading, disclosure related to any unique or unusual restrictions on the right freely to retain or dispose of the Interests or material obligations or potential liabilities associated with holding the Interests that may expose investors to significant risks.

Response: Comment accepted. The Registrant has added the requested disclosure under the heading “Restrictions on Rights of Holders of Interests.”

21.	Comment: As required by Item 10(a)(2) of Form N-1A, please disclose the business experience of each portfolio manager during the past 5 years in the Offering Memorandum.

Response: Comment accepted. The Registrant has made the requested revisions such that information related to the portfolio managers is disclosed in the Offering Memorandum and not in the supplements to the Offering Memorandum.

Securities and Exchange Commission

July 30, 2014

22.	Comment: As required by Item 11(a)(2) of Form N-1A, please add a statement under the “Investing in the Funds – Pricing of Interests” section on page 21 that the price at which a purchase or redemption is effected is based on the next calculation of the NAV after the order is placed. Please also disclose that the NAV of a Fund may change on days that the Fund is not able to redeem its Interests or allow purchases of its Interests.

Response: Comment accepted. The Registrant has added the requested disclosure.

23.	Comment: With respect to the disclosure under the “Investing in the Funds – Selling (Redeeming) Interests” section on page 22, please (i) supplementally confirm that the relevant disclosure is consistent with the Exemptive Order; (ii) add disclosure to explain that the price at which a redemption order is effected will be based on the next calculated NAV on the applicable Redemption Payment Date; (iii) if applicable, add disclosure to describe the circumstances under which the Company may redeem the Interests automatically as required by Item 11(c)(5) of Form N-1A; and (iv) supplementally confirm that the disclosure under the last paragraph of the referenced section related to the suspension of Investors’ redemption privileges pending Investor and SEC approval of amendments to the Company’s redemption policy in the event the repatriation of proceeds of sales of China A Shares becomes substantially more limited is consistent with the Exemptive Order.

Response: Comment accepted or acknowledged, as applicable. With respect to (i), the Registrant hereby confirms that the relevant disclosure, as revised, is consistent with the Exemptive Order, and the Registrant has revised the relevant disclosure to better conform to the language used in the application for the Exemptive Order. With respect to (ii), the Registrant has added the requested disclosure. With respect to (iii), the Registrant hereby confirms that under no currently known circumstances may the Company redeem the Interests automatically. With respect to (iv), the Registrant hereby confirms that the referenced disclosure is consistent with the Exemptive Order.

24.	Comment: If applicable, please add disclosure related to the frequent purchases and redemptions of the Interests as required by Item 11(e) of Form N-1A.

Response: Comment acknowledged. The Registrant does not expect to have frequent purchases or redemptions of the Interests because all purchases and redemptions are controlled by Matthews.

25.	Comment: Under the “Investing in the Funds – Other Information – Distributions” section on page 23, please add disclosure to explain whether an Investor has any options as to the receipt of dividends and distributions.

Response: Comment accepted. The Registrant has added the requested disclosure to explain that while an Investing Fund has the option to have a distribution reinvested or to receive a distribution in cash, the investors of such Investing Fund will have no role in determining whether such Investing Fund will have the distribution reinvested or receive the distribution in cash.

26.	Comment: Under the “Investing in the Funds – Other Information – Taxes” section on page 23, please (i) add disclosure to describe the tax consequence to Investors of buying, holding, exchanging and selling the Interests as required by Item 11(f)(1) of Form N-1A; and (ii) add disclosure to explain the tax consequences if the Funds do not expect to qualify as regulated investment companies under Subchapter M of the Investment Revenue Code of 1986, as amended, as required by Item 11(f)(3) of Form N-1A.

Securities and Exchange Commission

July 30, 2014

Response: Comment accepted. With respect to (i), the Registrant has added the requested disclosure to explain that the Funds may make distributions that may be treated as ordinary income and capital gains (which may be taxable at different rates depending on the length of time the Funds hold their assets and other factors). With respect to (ii), the Registrant has added the requested disclosure to explain that the Company and the Funds are intended to be disregarded entities for tax purposes and therefore no separate U.S. federal income taxes are expected with respect to the income or gains the Company or the Funds distribute to Investors.

27.	Comment: With respect to the disclosure of “Management Fees” in the “Fees and Expenses of the Fund” table in each Fund’s supplement to the Offering Memorandum, it is stated that no management fees are currently charged to each Fund. To the extent applicable, please add disclosure regarding management fees charged to other investors in each Fund.

Response: Comment acknowledged. Currently, each Fund has only one investor, which is the corresponding Investing Fund for the Fund, and no management fees are charged to the Fund. If other investors to whom management fees will be charged intend to invest in a Fund, a new Fund would be organized for those investors, and the appropriate disclosure regarding applicable management fees will be provided at that time. If other investors to whom management fees will be charged are permitted to invest in a Fund in the future, then the referenced disclosure will be amended at that time, and the Advisory Agreement will be amended to reflect such management fees, which will be approved by such other investors and filed as an exhibit to the Fund’s registration statement.

Comments to the Statement of Additional Information:

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Statement of Additional Information that was already filed as part of the Initial Registration Statement, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Statement of Additional Information.

1.	Comment: Under the “Forward-Looking Statements” section on page 2, please add disclosure to explain that the safe harbor for forward-looking statements provided by Section 27A of the Securities Act of 1933, as amended, does not apply to investment companies such as the Registrant.

Response: Comment accepted. The Registrant has added the requested disclosure.

2.	Comment: Under the “Investment Objective” section on page 6, please set out the investment objective for each Fund.

Response: Comment accepted. The Registrant has revised the relevant disclosure to state the investment objective for each Fund.

3.	Comment: With respect to the Funds’ fundamental policy number 9 on page 12, please clarify that each Fund may not invest in securities of an issuer for the purpose of exercising control over the management or policies of that issuer; and with respect to the Funds’ fundamental policy number 11 on page 12, please add disclosure to explain that the fundamental policy regarding the payment of redemption proceeds must be consistent with the Exemptive Order, the amendment of which is subject to the approval by the Staff.

Securities and Exchange Commission

July 30, 2014

Response: Comment accepted. The Registrant has revised the Funds’ fundamental policy number 9 as requested, and the Registrant has added the requested disclosure with respect to the Funds’ fundamental policy number 11.

4.	Comment: Under the “Temporary Defensive Position” section on page 12, it is stated that the Funds are permitted to hold cash or invest temporarily and without limitation in U.S. government securities or money market instruments backed by U.S. government securities “[w]hen, in the opinion of Matthews, a temporary defensive position is warranted.” Please (i) revise the relevant disclosure to more narrowly describe when the Funds may take a temporary defensive position; and (ii) add disclosure related to the employment of temporary defensive positions in the Offering Memorandum.

Response: Comment accepted. With respect to (i), the Registrant has revised the relevant disclosure as requested to provide that the Funds may take a temporary defensive position if Matthews believes that adverse market, economic, political or other conditions exist that make the pursuit of the Funds’ investment strategies inconsistent with the best interests of holders of the Interests. With respect to (ii), the Registrant has updated the disclosure related to the employment of temporary defensive positions contained in the Offering Memorandum.

5.	Comment: Under the “Disclosure of Portfolio Holdings” section beginning on page 12, please (i) add more detailed disclosure to describe the circumstances under which information concerning securities held in the Funds’ portfolios may be disclosed; and (ii) clarify what the “applicable regulatory authorities” refer to in the second paragraph of the referenced section.

Response: Comment accepted. With respect to (i), the Registrant has added the requested disclosure. With respect to (ii), the Registrant has replaced the “applicable regulatory authority” with the “SEC or the China Securities Regulatory Commission” in the relevant disclosure.

6.	Comment: With respect to the tables under the “Directors and Officers” section beginning on page 14, please (i) disclose the exact number of Funds there will be when the Company commences its operations in the fifth column of the Directors table; (ii) revise footnote 2 to the Directors table to explain that Mr. G. Paul Matthews is considered an “interested person” of the Company as defined under the 1940 Act both because of an ownership interest in Matthews and an office held with Matthews; and (iii) also disclose in the Directors table and Officers table positions held by the Directors and officers of the Company with the Matthews Funds.

Response: Comment accepted and acknowledged, as applicable. With respect to (i), because the “Fund Complex” refers to the two Funds comprising the Company and the fifteen series comprising the Matthews Funds, the Registrant has revised the relevant disclosure such that the number of portfolios in the Fund Complex overseen by each Director disclosed in the fifth column in the Directors table is seventeen. With respect to (ii), the Registrant has revised the relevant disclosure as requested. With respect to (iii), the positions held by the Directors and officers of the Company with the Matthews Funds have already been disclosed in the Directors table and the Officers table, and the Registrant has further updated the information contained in the Directors table and the Officers table.

Securities and Exchange Commission

July 30, 2014

7.	Comment: Under the “Board Committees” section on page 17, please disclose the number of meetings each Board committee has held.

Response: Comment accepted. The Registrant has added the requested disclosure.

8.	Comment: Under the “Fund Ownership by Directors” section on page 19, please add the aggregate dollar range of equity securities in all registered investment companies overseen by a Director within the same family of investment companies, including the Matthews Funds.

Response: Comment accepted. The Registrant has added the requested disclosure.

9.	Comment: In the table under the “Compensation” section beginning on page 19, please disclose the amounts of the aggregate compensation from the Company and the amounts of the total compensation from the Fund Complex paid to the Directors.

Response: Comment accepted. The Registrant has updated the relevant disclosure with the amounts of the aggregate compensation from Company and the amounts of the total compensation to the Directors from the Fund Complex.

10.	Comment: In the table under the “Compensation” section beginning on page 19, please (i) supplementally confirm that the amounts disclosed in the “Total Estimated Compensation From Fund Complex Paid to Directors” column include compensation paid to the Directors of the Company by the Matthews Funds; and (ii) add G. Paul Matthews to the referenced table.

Response: Comment accepted or acknowledged, as applicable. With respect to (i), the Registrant hereby confirms that the amounts disclosed in the “Total Compensation From Fund Complex Paid to Directors” column in the referenced table include compensation paid to the Directors of the Company by the Matthews Funds. The Registrant has removed the word “Estimated” from the heading of the referenced column because the Company has completed a full year since its organization. With respect to (ii), the Registrant has added G. Paul Matthews to the referenced table as requested.

11.	Comment: Under the “Code of Ethics” section on page 20, please add disclosure to explain that persons covered by the Code of Ethics cannot purchase China A Shares personally.

Response: The Registrant notes that the referenced section already includes disclosure stating that “Access Persons and members of their immediate family are prohibited from directly or indirectly acquiring beneficial ownership in any Asia Pacific security (including China A Shares and excluding ownership of shares of an investment company registered under the 1940 Act).”

12.	Comment: Under the “Investment Advisor, Underwriter and Other Service Providers – Investment Advisor” section beginning on page 22, please (i) disclose the Matthews Funds’ affiliation with the Funds and Matthews as required by Item 19(a)(2) of Form N-1A; and (ii) disclose the method of calculating the advisory fee payable by the Funds as required by Item 19(a)(3) of Form N-1A.

Securities and Exchange Commission

July 30, 2014

Response: Comment accepted. With respect to (i), the Registrant has added the requested disclosure. With respect to (ii), the Registrant has updated the disclosure under the referenced section to clarify that no management fees are currently charged by Matthews to any Fund under the Advisory Agreement.

13.	Comment: Under the “Purchase, Redemption and Pricing of the Interests – Redemption in Kind” section on page 30, please add disclosure to explain that each Fund is currently not permitted to pay a redemption in kind with the securities held in the Fund’s portfolio until further notice.

Response: Comment accepted. The Registrant has added the requested disclosure.

Additional comments:

1.	Comment: Under “Part C – Other Information,” (i) with respect to Item 28(c), please cross reference the Amended and Restated Limited Liability Company Operating Agreement listed under Item 28(b); (ii) with respect to Item 28(d), please incorporate by reference to the Investment Advisory Agreement between the Matthews Funds and Matthews filed with the Matthews Funds’ registration statement; (iii) with respect to Items 28(g), (h)(1), (h)(2) and (h)(3), please update the descriptions of such exhibits such that the descriptions are complete; (iv) with respect to Item 28(p)(1), please incorporate by reference to the Code of Ethics of the Matthews Funds and Matthews filed with the Matthews Funds’ registration statement; (v) with respect to Item 33, please disclose the location of accounts, books and other documents required to be maintained by Rules 31a-1(b)(2)(ii), (iii) and (v), (b)(7), (c), (d) and (e); and (vi) with respect to Item 33(d), please clarify what the “Registrant’s agent” refers to as used to describe “Omgeo LLC.”

Response: Comment accepted or acknowledged, as applicable. With respect to (i), the Registrant has made the requested revision. With respect to (ii), the Registrant has added the requested incorporation by reference to the Investment Advisory Agreement between the Matthews Funds and Matthews filed with the Matthews Funds’ registration statement. With respect to (iii), the Registrant has updated the descriptions of the referenced exhibits as requested. With respect to (iv), because the joint Code of Ethics of the Matthews Funds and Matthews has been amended to create a joint Code of Ethics of the Company, the Matthews Funds and Matthews, a copy of which is being filed as an exhibit with Amendment No. 1, the Registrant has declined to add the requested incorporation by reference. With respect to (v), the Registrant has revised the disclosure under Item 33 to provide that all accounts, book and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the 1940 Act and the rules thereunder (including those referenced to in (v)) are maintained at the respective location of the Registrant’s custodian, the Registrant’s transfer agent, the Registrant’s advisor, and a third-party unaffiliated record keeper. With respect to (vi), the Registrant has revised the relevant disclosure to clarify that Omgeo LLC is a third-party unaffiliated record keeper that holds certain electronic trading records.

2.	Comment: Please supplementally explain (i) whether each Fund’s financial statements will be consolidated with the corresponding Investing Fund’s financial statements; and (ii) how a Fund’s holdings will be disclosed in the corresponding Investing Fund’s reports.

Securities and Exchange Commission

July 30, 2014

Response: Comment acknowledged. With respect to (i), each Fund’s financial statements will be presented on a stand-alone basis. Additionally, each Investing Fund’s financial statements will consolidate its investment in the corresponding Fund. With respect to (ii), the specific holdings of a Fund will be disclosed in the corresponding Investing Fund’s reports and will be accompanied by a note explaining that such holdings are held through an investment in the Fund.

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC